Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18- 2009

September 1, 2009
FOR IMMEDIATE RELEASE

AURIZON INTERSECTS 18.9 GRAMS OF GOLD PER TONNE OVER 4.0 METRES FROM THE 810 LEVEL EXPLORATION DRIFT AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the results of recent exploration drilling along the newly completed exploration drift, on the 810 metre level, at its Casa Berardi Mine, in north-western Quebec.

Since the re-commencement of operations at Casa Berardi, the priority has been to confirm the viability of the initial mineral reserves, to renew mineral reserves and to upgrade inferred mineral resources to the indicated category.

Following the successful accomplishment of these objectives, the current exploration priority is to focus on the discovery of new lenses and to delineate inferred mineral resources.  Part of the current exploration program is focussed along Zones 118-120, located between a vertical depth of approximately 650 and 1,100 metres, (elevation 4,350 to elevation 3,900) approximately 650 metres east of the West Mine production shaft.

Five holes have been completed along the same section in Zone 120, 650 metres east of the existing shaft, collared from the 810 metre level exploration drift.  The results from two of the five holes have returned high grade intersections in quartz veins such as 16.8 grams of gold per tonne over 5.3 metres (true thickness) in hole CPB-0057, and 18.9 grams of gold per tonne over 4.0 metres (true thickness) in hole CPB-0058 that confirms the continuity of the structure and the consistency of mineable grades over 200 metres on the section.

The results from Hole CBP-0058 confirm the gold mineralisation encountered in hole CBP-0009 previously drilled in 2006.  Assays are pending on the additional three holes.

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBP-0058	12 050 E	288.9	314.3	7.4	12.0
incl		303.5	311.0	18.9	4.0
CBP-0057	12 050 E	228.8	235.2	16.8	5.3

The mineralized corridor identified in this area by previous surface and underground drilling programs (see Aurizon news release dated November 10, 2006) is approximately 400 metres wide and follows a moderate west plunge.  The mineralized metric veins, stockworks, and sulphide bearing structures fill the contact between folded competent rock units such as conglomerate and the Casa Berardi Fault.

“The continuity of a number of thick quartz veins over the same vertical extension as some of the main zones of the Casa Berardi deposit indicate potential to extend mineral reserves east of the current shaft”, said Jeannot Boutin P. Eng., Mine geology superintendant, “The recently completed 810 exploration drift has created a drilling base along 900 metres of promising ground” he adds.

Aurizon Mines Ltd.
News Release – September 1, 2009
Aurizon Intersects 18.9 Grams of Gold Per Tonne Over 4.0 Metres
From the 810 Level Exploration Drift at Casa Berardi

Outlook

An exploration budget of $15 million was approved for this year, to complete 40,000 metres of underground and surface drilling and 1,900 metres of underground exploration drift access.  Drilling will continue from the 810 metre exploration drift.  A new mineral resource estimate is expected to be completed as at December 31, 2009.  Nine (9) rigs are active on the property.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 5 % of samples.  Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the “Technical Report on the Casa Berardi Mine,” dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and at Swastika lab in Ontario.  The QA/QC program is performed at ALS Chemex lab in Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P.Eng, Mining Geology superintendant, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Boutin is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Casa Berardi mine.  All other information previously released, together with all technical reports on Casa Berardi are available on the Aurizon website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: François Trépanier: ftrepanier@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – September 1, 2009
Aurizon Intersects 18.9 Grams of Gold Per Tonne Over 4.0 Metres
From the 810 Level Exploration Drift at Casa Berardi

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effects of drill results on the Casa Berardi project, estimated mineral reserves and timing and expectations of future development, exploration and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.